79.

05006397

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legacy Hotels Real Estate

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34729 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: [signature]

DAT : 3/10/05



OUR PORTFOLIO'S POSITIONING WITHIN THE MINDS AND THE HEARTS OF CUSTOMERS WILL DRIVE LONG-TERM DEMAND FOR OUR ASSETS

Management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and notes, which begin on page 26. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in millions of Canadian dollars unless otherwise stated.

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found on page 23.

Additional information relating to the Trust, including our Annual Information Form, can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

OUR BUSINESS

We are the largest owner of luxury and first-class city-centre hotels in Canada. We believe we own the best assets in many of the markets in which we operate including landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Legacy was created in 1997 with the purchase of 11 Canadian city-centre hotels. Over the past seven years, our portfolio has more than doubled to include 24 luxury and first-class hotels and resorts with over 10,700 guestrooms.

We are geographically diversified with properties in every major Canadian city and two destinations in the U.S. The size and locations of our assets also enables us to attract a diverse mix of guests.

Typically, 60–62% of our revenues are generated from room nights and 32–34% from food and beverage services. Other revenue streams such as parking, retail operations, laundry and spa facilities contribute the remainder of the revenues earned by the properties. Our primary operating expenses include labour, food and beverage costs, property operating costs, sales and marketing and utilities.

above: The Fairmont Hotel Vancouver

TRENDS IN THE LODGING INDUSTRY

Like many industries, the balance of supply and demand drives growth in the lodging industry, each influenced by a number of factors, often beyond the industry's control. After three difficult years, positive lodging industry trends are beginning to converge creating an environment of long-term growth. Over the next several years, demand growth is expected to exceed supply growth in the industry leading to increasing occupancy levels and room rate growth.

Demand within the lodging industry historically has a high correlation with economic growth. A strong economy keeps corporate profits and wages high and encourages increased spending on business and leisure travel.

Demographic changes are also expected to play a major role in stimulating lodging demand with the aging baby boomers representing the strongest potential for the travel industry. This group tends to travel more than any other age group, spends more on travel and is more likely to stay in a hotel than any other group.

Performance in the lodging industry is highly correlated with the economy


6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04F 05F
Real GDP Growth
Demand Growth

Positive economic growth in Canada and the U.S. should lead to increased travel demand and strong lodging industry performance.

Source: Pannell Kerr Forster, RBC Capital Markets

While the decision to travel may have been made, the final destination choice can be influenced by other factors. The lodging industry depends, to a varying degree, on air travellers as part of their customer base. The high cost of airfares in Canada, both domestic and cross-border, is widely considered to have negatively impacted the Canadian lodging industry. Air Canada's recent restructuring and increased capacity resulting from the introduction of low-cost carriers has brought down the average airfare and helped stimulate travel demand.

Competition beyond the traditional lodging industry is intensifying with travel alternatives such as timeshares vying for a share of this growing market. The hotel industry has been responding to this evolution with many brands expanding into vacation ownership and condo hotels. Considering our ownership position in some of the most desirable real estate in Canada, Legacy will be reviewing opportunities to participate in this evolving competitive landscape.

Like many other Canadian businesses, the rising Canadian dollar presents a potential challenge to our performance for two reasons. First, the rising relative cost could impact inbound U.S. travel demand to Canada and conversely, the cheaper relative cost of U.S. lodging may increase outbound Canadian travel. Second, operating results generated by our two U.S. properties will be converted at a higher exchange rate thereby reducing their reported contribution.

Average Canadian dollar exchange rates relative to the U.S. dollar appreciated approximately 7% over 2003. Despite this increase, Canadian lodging remains relatively inexpensive compared to alternative destinations, most notably the U.S. and Europe. As the Canadian and U.S. lodging recoveries gain momentum, we would anticipate U.S. travel to Canada to return to historical levels. Given the world-renowned nature of many of our hotels, our portfolio attracts a higher component of U.S. guests than our Canadian lodging peers. As a result, our portfolio should disproportionately benefit from this recovery, providing us with significant future growth opportunities.

New supply is one of the more significant risks for the lodging industry given its immediate and direct impact on occupancies within a market. One of the main drivers of hotel supply is rising demand and, more importantly, rising average daily rates ("ADR"). Increasing ADRs signal higher profits thereby stimulating potential new construction. Mitigating this trend, supply growth in the luxury and first-class segments is also affected by higher development and material costs, the lengthy time frame for construction and the availability of suitable development locations.

In Canada, the level of hotel construction has grown at a compound annual rate of less than 2% from 1998 to 2004. According to Pannell Kerr Forster ("PKF"), a leading Canadian lodging industry forecaster, lodging supply is expected to slow to less than 1% in 2005, below the estimated growth in demand. The majority of this supply growth is within the limited-service segment, and therefore will have little impact on our portfolio.

As a result, the anticipated net increase in travel demand should translate into higher occupancy levels and provide a more suitable environment for raising room rates within Legacy's portfolio.

CAPITALIZING ON OUR STRATEGIES

Our objectives

We remain committed to providing stable and growing distributions, and appropriate overall risk-adjusted rates of return to our unitholders. We expect to achieve these objectives through improved operating returns from our existing portfolio of hotels, the long-term appreciation in the value of our assets, selective growth and diversification of the portfolio and capital redeployment where appropriate.

Our strategies

Capital allocation decisions focused on the long-term profitability of our portfolio

- Investing in our assets to drive higher returns and enhance the value of our assets
- Focusing on real estate opportunities to maximize earnings potential
- Investing in our people to ensure they have the training, tools and infrastructure necessary to deliver exceptional service

Active investment management of our portfolio to achieve the optimum diversification by market and the maximum operating performance

- Using recognizable brands to maximize the positioning and performance of each property
- Diversifying geographically and by customer segment
- Buying assets with attractive long-term return potential
- Redeploying capital into higher return alternatives

Financial management

- Focusing on cash flow management
- Maintaining appropriate levels of leverage and liquidity

Our strengths

- We own a collection of irreplaceable assets. Our hotels are the preferred lodging choice of many travellers ensuring long-term demand for our properties.
- Our focus on the luxury and first-class segment of the lodging industry should drive superior long-term performance since industry expectations are that revenue growth in this segment will exceed growth in other segments over time.
- Following several years of capital investments, our portfolio is poised to generate increasing returns. These investments have also positioned our assets to capture an increasing share of the growing travel demand in the lodging industry.
- We have strengthened Legacy's management team, internalizing and expanding key capabilities.
- We continue to maximize the benefits from our relationship with Fairmont Hotels & Resorts Inc. ("FHR") which we believe provides us with an exceptional breadth of experience.

OUTLOOK

Our portfolio has enjoyed a considerable recovery following the unanticipated events of 2003. Looking ahead, we believe significant growth opportunities continue to exist within our portfolio. Positive economic outlooks in Canada and the U.S., growing corporate profits and improving consumer confidence are encouraging indicators of travel demand growth across our customer segments. This growing demand, combined with low supply additions in our markets should contribute to meaningful gains in room occupancy and rate.

According to PKF, a leading Canadian lodging industry forecaster, revenue per available room ("RevPAR") for the Canadian full-service segment is expected to increase by approximately 5% in 2005. As in 2004, the full-service segment is forecasted to lead overall RevPAR growth in the industry. Over the next four years, PKF predicts RevPAR for the Canadian industry in general to grow at a compound annual rate exceeding 4%. In turn, net income per available room is expected to grow at a compound annual rate exceeding 5%.

The U.S. lodging industry is benefiting from similar growth trends, which should drive performance at our two U.S. properties. For 2005, a leading U.S. lodging industry forecaster, expects that U.S. RevPAR growth in the luxury segment will grow by approximately 7%.

Incremental revenue drives substantial improvements in margins and income due to the industry's high operating leverage, particularly in the luxury and first-class segments.

FINANCIAL PERFORMANCE

Key performance indicators

RevPAR is a function of occupancy and ADR. RevPAR measures room revenues for comparable properties and is a meaningful indicator of our performance. We calculate RevPAR by dividing room revenues for comparable properties by room nights available to guests for the period. Readers are cautioned that RevPAR, occupancy and ADR are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

Operating statistics for comparable hotels[1]

	2004	2003	Variance
RevPAR	$ 114.97	$ 105.91	8.6%
ADR	$ 171.17	$ 167.34	2.3%
Occupancy	67.2%	63.3%	3.9 points
RevPAR – Fairmont			
British Columbia	$ 130.69	$ 123.19	6.1%
Alberta, Saskatchewan and Manitoba	109.29	102.09	7.1%
Ontario and Quebec	127.68	109.53	16.6%
United States	172.72	166.52	3.7%
Total Fairmont	$ 130.53	$ 118.08	10.5%
RevPAR – Delta			
Alberta, Saskatchewan and Manitoba	$ 74.89	$ 73.77	1.5%
Ontario and Quebec	87.53	83.64	4.7%
Atlantic Canada	88.31	87.02	1.5%
Total Delta	$ 84.57	$ 82.11	3.0%

1. Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in Legacy's operating statistics on a pro forma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics.

Operating overview

(In millions of dollars, except per unit amounts)	2004	2003	2002
Revenues	$ 754.0	$ 663.9	$ 647.6
Gross operating profit	236.7	193.2	219.6
GOP margin	31.4%	29.1%	33.9%
Hotel EBITDA[1]	151.5	114.6	146.0
Hotel EBITDA margin	20.1%	17.3%	22.5%
Net income (loss)	(1.8)	(6.5)	47.7
Distributable income (loss)[1]	29.6	(2.0)	50.9
Funds from operations ("FFO")[1]	54.8	18.2	79.5
Diluted net income (loss) per unit	$ (0.17)	$ (0.22)	$ 0.49
Diluted distributable income (loss) per unit	0.28	(0.02)	0.57
FFO per unit	0.53	0.17	0.91
Distributions per unit	0.24	0.185	0.74
Total assets	$ 1,934.9	$ 1,994.7	$ 1,909.2
Total long-term debt	890.3	829.2	744.9

1. See Non-GAAP Financial Measures on page 23 for a reconciliation to GAAP.

2004 compared to 2003

Revenues

Revenues increased 13.6% or $90.1 million to $754.0 million (2003 – $663.9 million). The full period inclusion of The Fairmont Olympic Hotel, Seattle contributed approximately $30 million in additional revenues for the year. A strong recovery in demand across the remaining portfolio, particularly in the second and third quarters, contributed the balance of the performance improvement. Our three properties in Toronto led the recovery with combined revenues up over 20% compared to severe acute respiratory syndrome ("SARS") impacted results in 2003. Fairmont The Queen Elizabeth also generated significant improvements with revenues increasing almost 20% for the year. This property is realizing improved returns following its extensive three-year renovation and making significant market share gains within its competitive group. In U.S. dollars, revenues at our Washington, D.C. property improved almost 20% for the year, driven by strong occupancy and rate growth.

RevPAR for the portfolio increased 8.6% to $114.97 (2003 – $105.91) led by increases in occupancy and ADR of 3.9 points and 2.3%, respectively.

At the Fairmont managed properties, RevPAR increased 10.5% to $130.53 (2003 – $118.08) as a result of a 4.8 point improvement in occupancy and a 2.8% increase in ADR. RevPAR rose in each geographical region, particularly the Ontario and Quebec region led by an approximate 30% improvement at The Fairmont Royal York. At the Delta managed properties, RevPAR increased 3.0% to $84.57 (2003 – $82.11) led by occupancy gains of 2.1 points. Our Delta portfolio benefited from good strength across each of its geographical regions, particularly Ontario and Quebec, led by the recovery at the two Toronto hotels. In 2003, the Delta portfolio was not as impacted by the downturn in U.S. and international demand as the Fairmont portfolio since Delta's properties generate a greater component of revenues from domestic travellers.

Operating expenses

Operating expenses increased to $517.3 million (2003 – $470.7 million). The costs associated with the full period inclusion of the Seattle property led to the majority of this increase. The improvement in occupancy throughout the balance of the portfolio also resulted in additional costs incurred.

Gross operating profit increased 22.5% to $236.7 million (2003 – $193.2 million). Gross operating margin improved 230 basis points to 31.4% in 2004 (2003 – 29.1%). Incremental revenue drives substantial improvements in operating performance due to the industry's fixed-cost operating structure. Margins remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue growth. We expect further improvements in margins over time as we focus on increasing revenues and managing costs throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the year ended December 31, 2004 (2003 – 3.1%). This percentage is unchanged since few properties are generating incentive fees at current operating levels. As operating performance throughout the portfolio improves, we would expect to incur higher incentive fees as a percentage of revenues.

Property taxes, rent and insurance increased to $62.0 million (2003 – $58.3 million). The increase is primarily attributable to the full period inclusion of the Seattle acquisition. A higher property tax assessment at one of our largest hotels also contributed to higher expenses in 2004 as compared to 2003. Costs for the balance of the portfolio were relatively unchanged.

Hotel EBITDA

Operating income from hotel operations, or hotel EBITDA, improved 32.2% to $151.5 million (2003 – $114.6 million) as a result of strong revenue growth and a 280 basis point improvement in hotel EBITDA margin to 20.1% (2003 – 17.3%).

Other items

Amortization

Amortization expense increased $29.3 million to $74.5 million (2003 – $45.2 million). While the full period inclusion of the Seattle hotel resulted in additional amortization, approximately $21.0 million of the increase is due to a change in accounting method with respect to the amortization of hotel buildings. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for its property and equipment [see Changes in Accounting Policies on page 22].

Interest expense, net

Net interest expense was relatively unchanged at $71.1 million (2003 – $71.0 million). The prior period included $9.8 million in debenture call premiums pertaining to Legacy's debt refinancing in December 2003. Included in 2004 is US$0.4 million in settlement costs associated with The Fairmont Olympic Hotel, Seattle mortgage refinancing in December 2004. The increase excluding these charges results from higher average debt balances in 2004 compared to 2003 due to the full period inclusion of the Seattle acquisition, higher average interest rates on the December 2003 mortgages compared to the debentures that were refinanced, and higher amortization of debt issuance costs incurred in respect of the various secured debt financings.

Income tax expense (recovery)

Current income tax expense represents large corporation taxes payable by certain subsidiary companies as well as the Part VI.1 tax refund on exchangeable shares. The future tax recovery of $6.0 million (2003 – $7.8 million) was generated by U.S. subsidiary corporations that accumulate tax losses during the initial period after acquisition. These losses will be applied against the subsidiaries' taxable income through 2024.

Net income (loss)

Net loss improved to $1.8 million or a net loss of $0.17 per unit (2003 – net loss of $6.5 million or net loss of $0.22 per unit). Legacy's hotel EBITDA improvement was somewhat offset by the $29.3 million increase in non-cash amortization expenses mentioned above. The prior period included the $9.8 million refinancing charge. Non-controlling interest resulted in a reduction in net loss of $0.3 million (2003 – $1.1 million). The lower reduction is a reflection of the lower net loss incurred by Legacy. [See Changes in Accounting Policies on page 22.] Results on a per unit basis include the deduction from net income of the distributions on the unsecured subordinated convertible debentures.

Distributable income (loss)

Improved operating performance throughout the portfolio resulted in distributable income increasing to $29.6 million or $0.28 per unit (2003 – distributable loss of $2.0 million or loss of $0.02 per unit). The prior period included the $9.8 million refinancing charge. The increase in amortization expense discussed above did not impact distributable income since this amount is added back in the calculation of distributable income. [See Distributable income (loss) on page 24 for reconciliation to GAAP net income.]

QUARTERLY FINANCIAL RESULTS

2004

(in millions of dollars, except per unit amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$ 150.2	$ 207.6	$ 209.3	$ 186.9	$ 754.0
Hotel EBITDA	11.1	51.2	56.0	33.2	151.5
Net income (loss)	(22.7)	10.6	14.8	(4.5)	(1.8)
Distributable income (loss)	(15.9)	20.5	23.7	1.3	29.6
Diluted net income (loss) per unit[1]	$ (0.29)	$ 0.08	$ 0.13	$ (0.09)	$ (0.17)
Diluted distributable income (loss) per unit	(0.15)	0.20	0.23	0.01	0.28
Diluted FFO per unit	(0.12)	0.26	0.28	0.08	0.53
Distributions per unit	–	0.08	0.08	0.08	0.24

2003

(in millions of dollars, except per unit amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$ 130.2	$ 165.8	$ 189.0	$ 178.9	$ 663.9
Hotel EBITDA	5.5	34.1	48.2	26.8	114.6
Net income (loss)	(17.6)	4.0	15.0	(7.9)	(6.5)
Distributable income (loss)	(17.3)	8.1	18.9	(11.7)	(2.0)
Diluted net income (loss) per unit[1]	$ (0.23)	$ 0.01	$ 0.13	$ (0.12)	$ (0.22)
Diluted distributable income (loss) per unit	(0.17)	0.08	0.18	(0.11)	(0.02)
Diluted FFO per unit	(0.12)	0.12	0.23	(0.07)	0.17
Distributions per unit	0.185	–	–	–	0.185

1. See Note 12 on page 38 for calculation of net income available to unitholders.

Due to the seasonal nature of our operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters. In contrast, fixed costs such as amortization and interest, are not significantly impacted by seasonal or short-term variations. The positive contribution made from the acquisition of The Fairmont Olympic Hotel, Seattle in August 2003 helped improve 2003 operating results but was more than offset by considerable declines in occupancy and ADR through the balance of the portfolio in the second and third quarters of 2003 due to SARS. As it is impossible to predict such events, we believe that quarter-to-quarter comparisons of results of past operations are not necessarily indicative of future performance.

DISTRIBUTIONS TO UNITHOLDERS

We were pleased to reinstate quarterly distributions of $0.08 per unit to unitholders in the second quarter of 2004. For the year, we earned $29.6 million ($0.28 per unit) of reported distributable income, paid distributions to unitholders, including dividends on exchangeable shares, of $24.9 million ($0.24 per unit) and retained a reserve of $4.7 million ($0.04 per unit) for general Trust purposes. [See Non-GAAP Financial Measures on page 23.]

Our intention is to pay distributions at a level below the reported distributable income achieved by the Trust. Our objective is to have a prudent payout ratio, which considers operating requirements of the business, while not retaining excess cash in the Trust.

CASH FLOWS

Operating activities

Cash flow generated from operations improved $52.6 million to $85.8 million (2003 – $33.2 million). This growth was primarily driven by our stronger operating performance during the year coupled with improved working capital levels.

In 2005, we expect cash generated from operations to further increase as our portfolio benefits from higher occupancy levels and ADR.

Investing activities

Capital expenditures during the year totalled $26.6 million (2003 – $58.1 million). Approximately $10 million in capital projects previously scheduled for 2004 will be completed in early 2005.

Following the completion of several significant capital projects over the past four years, we anticipate investing approximately $40 to $45 million in our properties in 2005. This amount is in addition to the $10 million mentioned above which will be carried over from 2004. As in previous years, we expect to spend the majority of our capital in the first and fourth quarters, which are slower demand periods resulting in minimal business displacement.

Capital reserves are established at 4% to 5% of total annual revenues per hotel. Investments in excess of these reserves will be made if we deem the economic return appropriate. Typically, we would expect unleveraged returns of 15% to 20% on these investments.

Financing activities

In December 2004, we refinanced our short-term debt with the closing of the following two mortgages:

- Acquisition financing for The Fairmont Olympic Hotel, Seattle was repaid with a five-year mortgage refinancing on the property. Proceeds of US$62.0 million (Cdn$75.0 million) were applied towards the existing US$42.0 million (Cdn$51.0 million) mortgage due in July 2006 and a US$20.0 million (Cdn$24.2 million) note due in February 2005. The new mortgage has both a fixed and floating interest rate component with a current weighted-average effective rate of approximately 5.4%. In connection with the Seattle refinancing, Legacy incurred, and fully expensed, foreign exchange losses of US$0.6 million and charges of US$0.4 million associated with the mortgage prepayment.
- Outstanding bank loans were fully repaid with proceeds from a new $45.0 million fixed rate mortgage on The Fairmont Palliser. This four and one half year mortgage has an effective interest rate of 6.2%.

In March 2004, we closed a $40.0 million fixed rate mortgage financing on the Sheraton Suites Calgary Eau Claire. This ten-year mortgage has an effective interest rate of 6.9%. Proceeds from this financing were applied to reduce other debt through the year.

LIQUIDITY AND CAPITAL RESOURCES

Total liquidity, including undrawn credit facilities at December 31, 2004, approximated $109 million, up over $70 million from December 31, 2003.

At December 31, 2004, Legacy's primary contractual obligations consisted of long-term mortgage obligations. We intend on refinancing these amounts as they mature. At December 31, 2004, approximately 10% of our long-term debt was at floating rates of interest.

Operating leases consist primarily of rental commitments with respect to our leasehold interests in the Delta Calgary Airport, the Delta Halifax, the Delta Barrington, the Delta Beauséjour, the Delta Ottawa Hotel & Suites and The Fairmont Olympic Hotel, Seattle. Other obligations consist of contractual commitments in respect of certain capital projects.

Contractual obligations

Payments due by period (in millions of dollars)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 890.3	$ 15.1	$ 125.0	$ 267.7	$ 482.5
Operating leases	46.8	9.0	16.2	7.6	14.0
Other long-term obligations	7.8	7.8	–	–	–
Total	$ 944.9	$ 31.9	$ 141.2	$ 275.3	$ 496.5

We have several sources of funding available to us as outlined below:

Cash from operations

Our operations typically generate cash flow that is used primarily to fund distributions to unitholders, capital expenditures and debt service requirements.

Lines of credit

We have available to us lines of credit with major banking institutions to finance temporary shortfalls in cash resulting from business seasonality and capital expenditures. Such credit facilities may also be used to provide short-term financing in the event of an acquisition of a new hotel.

We have a $90.0 million secured credit facility, however, our ability to utilize the full amount may be restricted if certain financial covenants are not achieved. At December 31, 2004, $79.0 million was available for use by Legacy of which letters of credit amounting to $5.0 million were outstanding against the facility. This credit facility is designed to provide financing for operations and to provide short-term financing for acquisitions and other capital investments. We intend on extending the credit facility, which expires in the fourth quarter of 2005.

Issuing additional equity securities

Our listing on The Toronto Stock Exchange gives us the ability to access, subject to market conditions, additional equity through the issuance of additional units or other equity instruments. When issued, additional equity is most often used to finance an acquisition or repay debt.

Issuing additional debt

We also have the ability to raise funds by mortgaging our properties or by issuing either debt or convertible debt securities. We typically use long-term debt financing to refinance existing debt or to finance an acquisition. The choice of debt instrument used is dependent on current market conditions. The ability to secure debt financing on reasonable terms is ultimately dependent on market conditions and the lender's determination of our creditworthiness.

We believe that our credit facilities, cash on hand and expected cash flow from operations, when combined with the potential to access debt and equity markets, will allow Legacy to meet all of its financial commitments.

UNIT INFORMATION

Units outstanding at December 31

(in millions)	2004	2003
Units outstanding	**89.4**	89.4
Potential issuance of units:		
Exchangeable shares	**14.7**	14.7
Conversion of convertible debentures (conversion price $8.75)	**17.1**	17.1
Options outstanding (weighted average strike price $9.30)	**4.7**	4.7

RELATIONSHIP WITH FAIRMONT HOTELS & RESORTS INC.

We have entered into several agreements with FHR through its subsidiaries Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta") to manage Legacy's hotels and to provide us with strategic advice and day-to-day administrative services. All transactions with FHR have been determined to be on reasonable commercial terms and have been approved by the independent members of the Board of Trustees. A detailed listing of related party agreements and transactions with FHR is found in notes 14 and 15 of the consolidated financial statements.

Advisory agreement

Fairmont provides operational and administrative services to Legacy and advises our Trustees regarding major decisions. In return for these services, we pay an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any properties that we acquire and a disposition fee of 0.25% of the aggregate sale price of any properties sold. We do not pay any fees on acquisitions or dispositions between FHR and Legacy.

Over the past two years, we have strengthened Legacy's management team, internalizing the key positions of the Chief Executive Officer and the Chief Financial Officer. We believe that added resources will enable us to maximize the substantial growth opportunities that exist within our assets. In 2004, Fairmont agreed to offset $0.4 million of costs paid directly by the Trust against the fees Legacy pays pursuant to the Advisory Agreement.

Legacy may terminate the Advisory Agreement upon the approval of two-thirds of the votes cast by the Independent Trustees and the approval of two-thirds of the votes cast by the unitholders, and upon twelve-months notice. Fairmont may terminate the agreement upon not less than 120 days notice. The Advisory Agreement expires in February 2009. The agreement will be automatically renewed for additional terms of five years each, subject to the consent of FHR and a majority vote of the Independent Trustees.

Management agreements

We have entered into various long-term management contracts with subsidiaries of FHR to manage all of our hotels. Pursuant to these management agreements, we pay base and incentive management fees. Base fees range from 2% to 3% of total hotel revenues and incentive fees are calculated based on net operating income from hotel operations plus amortization, less capital replacement reserve, in excess of certain specified threshold amounts. The terms of these management agreements are generally consistent with those negotiated by FHR with its other third party owners. The incentive fees for the 11 hotels initially acquired by Legacy ("Initial Portfolio") are calculated based on both the profitability of each of the hotels as well as the overall profitability of the Initial Portfolio.

Fairmont and Delta also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with the management agreements. This is consistent with hotel industry practice.

Strategic alliance agreement

We have entered into a strategic alliance agreement with FHR to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by us and other areas related to the ownership and management of hotels. This agreement gives us the first opportunity to acquire any hotel or resort property in Canada that FHR owns or has the opportunity to acquire. We consider this a key strategic advantage as it provides us with a pipeline of high-quality acquisition opportunities to which we may not otherwise be privy to.

Recent transactions with FHR

In connection with FHR securing the management contracts on The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., FHR agreed to pay Legacy an aggregate amount of US$18.0 million over a three-year period. In accordance with GAAP, Legacy deferred the income recognition of this amount and is amortizing it over the lives of the management contracts. This amortization is being applied to reduce management fees expense. At December 31, 2004, Legacy has a receivable due from FHR of US$3.5 million (2003 – US$11.0 million) in connection with these management contracts.

In connection with the above transactions, Legacy and FHR entered into reciprocal loan agreements for US$86.6 million. These loan agreements mature in October 2008 and October 2013, respectively, and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy do not make the required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for a right of setoff and as such are presented on a net basis in the financial statements.

At December 31, 2003, a subsidiary of FHR had a 25% participation in the first mortgage of The Fairmont Olympic Hotel, Seattle in the amount of US$10.9 million. In addition, Legacy had an amount owing to FHR of $11.4 million. Both amounts were repaid in 2004.

Ownership

Legacy is the largest owner of Fairmont and Delta properties. Legacy owns 13 of 45 Fairmont managed properties and 11 of 37 Delta managed properties. In turn, FHR is Legacy's largest investor with an approximate 23.7% voting interest. In September 2004, FHR sold 12 million Legacy units reducing its equity investment to 23.7% from approximately 35% in order to address emerging accounting implications to FHR. FHR owns approximately 9.9 million units and all 14.7 million exchangeable shares.

RISK MANAGEMENT

Legacy is subject to the normal operating risks consistent with hotel ownership. The following is a discussion of key risks and uncertainties facing our business on a day-to-day basis, and the strategies we adopt to mitigate these risks. However, it should not be assumed that this discussion is exhaustive or that the strategies adopted to mitigate these risks will be effective.

Hotel industry risks

Legacy is subject to the operating risks inherent in the Canadian and U.S. hotel industry, including:

- Cyclical downturns arising from changes in general and local economic conditions;
- Competition from other hotels and destinations;
- Seasonal variations in cash flow;
- Changes in wages, prices, energy costs and construction and maintenance cost that may result from inflation, government regulation, changes in interest rates or currency fluctuations;
- Changes in the level of travel demand;
- Increases in the supply of accommodations in local markets; and
- Availability and pricing of financing for operating or capital requirements.

Legacy has a competitive advantage given its unique collection of hotels managed by recognized hotel brands. Legacy further mitigates its operating risks by having a geographically diversified portfolio of assets, many of which are in markets with significant barriers to entry. The portfolio also benefits from a diverse customer mix, which limits its reliance on any one particular travel segment.

Legacy maintains a $90.0 million line of credit to ensure that the seasonal fluctuation in cash flow will not affect its ability to operate in the normal course of business.

The Trust manages pricing risks through its relationship with Avendra LLC, North America's leading procurement services company serving hospitality-related industries. Through Avendra, Legacy benefits from substantial savings on its purchases.

The Trust's operations rely heavily on employees and their ability to provide high-quality personal service to guests. Legacy is party to a number of collective agreements which represent approximately 60% of the Trust's workforce. Union and collective agreement relationships are a key priority for Legacy. Legacy is currently in negotiations at three hotels following their contract's expiration at the end of 2004. Nine additional contracts expire throughout 2005. The potential financial impact of a labour disruption is dependent on a number of factors including the asset involved, the duration of the labour disruption and its timing. Although it is not possible to predict the outcome of negotiations, management is optimistic that satisfactory settlements with its unions can be reached.

Legacy is required by its Trust Indenture to maintain a leverage level of less than 60% of its gross asset value (which is defined as total assets before accumulated amortization). Mortgage debt is denominated in the properties' operating currency thereby mitigating the impact of foreign exchange fluctuations. Legacy's Trust Indenture also limits its exposure to floating rate debt to no more than 25% of its gross asset value. Approximately 90% of Legacy's mortgages are subject to fixed rates. Legacy has also entered into a rate protection agreement such that the interest rate on the majority of its floating rate debt is capped at 11%. This significantly reduces Legacy's exposure to changes in interest rates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are found in note 2 of the consolidated financial statements beginning on page 30. The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve the more significant judgements and estimates used in the preparation of Legacy's consolidated financial statements.

Property and equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selection of the amortization method and length of the amortization period, could have a material impact on our operating results. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including renewal options, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2004 would have increased by approximately $3.5 million. Such a change in estimate would have very little impact on Legacy's financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment.

Valuation of long-lived assets

We evaluate the carrying value of each of our long-lived assets for impairment. When the net carrying amount of a long-lived asset exceeds the sum of its estimated future net undiscounted cash flows and residual value, the excess is charged to income. Management believes that asset impairment would be highly unlikely due to the expected performance of the properties.

Goodwill

A goodwill impairment test is performed on an annual basis and in certain circumstances between annual tests. These tests are based on a fair market value analysis of the various reporting units, which use such methods as discounted cash flow projections and peer comparisons of earnings multipliers. Based on Legacy's current operations and goodwill levels, management believes that it is highly unlikely that any future goodwill impairment charge will be required. Unanticipated changes in industry and market conditions, however, may require Legacy to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill associated with such assets.

Income taxes

Legacy's corporate subsidiaries use the liability method when accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. Legacy's subsidiaries have approximately $44.3 million of non-capital tax loss carry forwards. Management has assumed that the subsidiaries will be able to use all of their non-capital loss carry forwards prior to their expiration and has therefore recorded a future tax asset of $11.7 million. In the event that future earnings do not meet managements' projections, it may be necessary to write down this amount.

CHANGES IN ACCOUNTING POLICIES

We adopted several new standards issued by the Canadian Institute of Chartered Accountants ("CICA") which impacted 2004 financial results. These changes to our accounting policies are found in note 2 of the audited financial statements beginning on page 30.

On January 19, 2005, the CICA issued Emerging Issues Committee Abstract 151 ("EIC-151") relating to the accounting for exchangeable securities issued by subsidiaries of income trusts. EIC-151 provides that specific conditions must be met in order to include exchangeable securities issued by subsidiaries of income trusts as part of unitholders' equity. If the specific conditions are not met, the exchangeable securities must be presented as non-controlling interest or debt, depending on the circumstances. EIC-151 must be applied retroactively, with restatement of prior periods.

Notwithstanding that Legacy's exchangeable shares have substantially the same rights as the Trust's units in terms of distributions, voting rights and residual equity, the exchangeable shares do not meet the specific conditions contained in EIC-151. Previously, these exchangeable shares of $126.4 million were treated as part of unitholders' interest. This change in accounting policy was applied retroactively. Accordingly, as at January 1, 2003, unitholders' equity was reduced by $126.4 million, the deficit was reduced by $2.5 million and non-controlling interest of $123.9 million was set up on the balance sheet. This change also resulted in additional net income of $1.3 million for the year ended December 31, 2004 and $1.9 million for the year ended December 31, 2003. This change in accounting policy had no impact on Legacy's liquidity position or distributable income.

Effective January 1, 2004, we adopted the new recommendations of the CICA with respect to GAAP. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new guidelines, effective January 1, 2004, we began amortizing our buildings on a straight-line basis over the remaining estimated useful economic life, subject to a maximum of 40 years, as the sinking-fund method of amortization is no longer considered to be acceptable under GAAP. This change in accounting method has been applied prospectively. Previously, buildings were amortized using the sinking-fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting method has been applied prospectively and has the effect of reducing net income by $21.0 million for the year ended December 31, 2004.

Effective January 1, 2004, we also adopted the recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy was applied retroactively, without restatement, and resulted in a charge to retained earnings of $0.3 million and an increase in contributed surplus of $0.3 million. The ongoing impact of this change is negligible.

PENDING ACCOUNTING POLICY CHANGES

The following are upcoming changes to GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the web site of the Accounting Standards Board of Canada at www.acsbcanada.org.

Liabilities and equity

Effective January 1, 2005, Legacy will adopt the CICA's new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. As a result of these new guidelines, convertible debentures currently presented as equity on Legacy's balance sheet will be reclassified as debt. Correspondingly, interest paid on the convertible debentures will be presented on Legacy's consolidated statements of operations as opposed to its current presentation on the consolidated statements of deficit. These presentation changes will have no impact on Legacy's cash flow, distributable income or net income per unit. This change will be applied retroactively.

NON-GAAP FINANCIAL MEASURES

Included in this MD&A are certain non-GAAP financial measures, which are measures of our historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) hotel EBITDA, (ii) distributable income and (iii) FFO. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations'.

Hotel EBITDA is a commonly used measure of performance in the lodging industry, which, when considered with GAAP measures, gives us a more complete understanding of our ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps us, our lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

(in millions of dollars)		2004		2003
Hotel EBITDA	$	151.5	$	114.6
Deduct (add):				
Amortization of property and equipment		74.5		45.2
Advisory fees		8.5		8.2
Other expenses		6.6		5.4
Interest expense		71.1		71.0
Income tax expense (recovery)		(7.1)		(7.6)
Net income (loss) before non-controlling interest	$	(2.1)	$	(7.6)
Non-controlling interest		(0.3)		(1.1)
Net income (loss)	$	(1.8)	$	(6.5)

Distributable income (loss)

Reported distributable income is calculated as net income before income taxes, amortization, and special charges less the capital replacement reserve.

Distributable income under the Declaration of Trust, as distinct from reported distributable income, may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion. In 2004, the Trustees reserved $4.7 million for general Trust purposes.

- Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed by management and also defined under our various management agreements with Fairmont and Delta.
- The cash receipt on management contracts is taxable and is therefore included in the calculation of distributable income. For accounting purposes, this amount is deferred and amortized over the life of the respective management contracts.
- Distributions on convertible debentures are deductible for tax purposes and are therefore deducted from distributable income.

Distributable income per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date, as this provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method. Distributable income and distributable income per unit have been calculated as follows:

(in millions of dollars, except per unit amounts)		2004		2003
Net income (loss)	$	(1.8)	$	(6.5)
Add (deduct):				
Amortization of property and equipment		74.5		45.2
Income tax expense (recovery)		(7.1)		(7.6)
Non-controlling interest		(0.3)		(1.1)
Cash receipt on management contract, net		9.3		9.1
Distributions on convertible debentures		(11.6)		(11.6)
Capital replacement reserve		(33.4)		(29.5)
Distributable income (loss)	$	29.6	$	(2.0)
Basic average units outstanding on distribution record dates		89.4		89.4
Average exchangeable shares outstanding on distribution record dates		14.7		14.7
Diluted units outstanding		104.1		104.1
Diluted distributable income (loss) per unit[1]	$	0.28	$	(0.02)
Distributions declared per unit		0.24		0.185

1. For purposes of this calculation, dilution includes units and exchangeable shares.

For the years ended December 31, 2004 and 2003, debentures convertible into 17,142,857 (2003 – 17,142,857) units and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

Funds from operations

The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus amortization, future income taxes and after adjustments for equity accounted for entities and non-controlling interests. We present FFO after deducting distributions on convertible debentures. We present FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

We believe that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, we believe that such measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by CIPPREC in its November 2004 "White Paper on Funds From Operations," since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, CIPPREC adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not a measure of the cash generated by Legacy, nor its distribution paying capacity.

(in millions of dollars, except per unit amounts)	2004	2003
Net income (loss)	$ (1.8)	$ (6.5)
Add (deduct):		
Amortization of property and equipment	74.5	45.2
Future income tax expense (recovery)	(6.0)	(7.8)
Non-controlling interest	(0.3)	(1.1)
Distributions on convertible debentures	(11.6)	(11.6)
Funds from operations	$ 54.8	$ 18.2
Diluted funds from operations per unit[1]	$ 0.53	$ 0.17

1. For purposes of this calculation, dilution includes units and exchangeable shares.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking assumptions will not be achieved by Legacy. By its nature, Legacy's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations; and technological changes.

Legacy undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain amounts based on management's best estimates and careful judgement.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. To augment the internal control system, Legacy maintains a program of internal audits covering significant aspects of the operations and the internal audit department reports its findings and recommendations to management and the Audit Committee of the Board of Trustees.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of two members, the majority being Independent Trustees. The Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.

NEIL J. LABATTE
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
TORONTO, ONTARIO
FEBRUARY 7, 2005

ROBERT M. PUTMAN
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
TORONTO, ONTARIO
FEBRUARY 7, 2005

AUDITORS' REPORT

To the Unitholders of Legacy Hotels Real Estate Investment Trust

We have audited the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of Legacy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Legacy as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS
TORONTO, ONTARIO
FEBRUARY 7, 2005

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2004 AND 2003

(in millions of Canadian dollars)	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 35.2	$ 19.3
Accounts receivable	40.5	46.7
Inventory	7.1	7.9
Prepaid expenses	5.8	6.8
	88.6	80.7
Property and equipment (note 4)	1,780.4	1,850.2
Goodwill	35.4	35.4
Other assets	18.8	22.1
Future income taxes	11.7	6.3
	$ 1,934.9	$ 1,994.7
LIABILITIES		
Current liabilities		
Bank loans (note 5)	$ –	$ 59.9
Accounts payable and accrued liabilities	68.5	64.8
Accrued distributions on convertible debentures	2.9	2.9
Current portion of long-term debt (note 6)	15.1	13.4
Other (note 15)	0.1	11.5
	86.6	152.5
Long-term debt (note 6)	875.2	815.8
Other liabilities	26.1	26.7
	987.9	995.0
Future income taxes	34.5	35.3
Non-controlling interest (note 8)	116.3	120.1
UNITHOLDERS' INTEREST (note 9)		
Units	795.7	795.7
Contributed surplus	0.3	–
Convertible debentures	148.6	147.3
Foreign currency translation adjustments	(40.9)	(27.7)
Deficit	(107.5)	(71.0)
	796.2	844.3
	$ 1,934.9	$ 1,994.7

Commitments and contingencies (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees

NEIL J. LABATTE
TRUSTEE

C. WESLEY M. SCOTT
TRUSTEE

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(in millions of Canadian dollars, except per unit amounts)	2004	2003
Revenues		
Room	$ 451.8	$ 397.9
Food and beverage	256.5	227.5
Other	45.7	38.5
	754.0	663.9
Operating expenses	517.3	470.7
Gross operating profit	236.7	193.2
Hotel management fees (note 14)	23.2	20.3
Property taxes, rent and insurance	62.0	58.3
Operating income from hotel operations before undernoted items	151.5	114.6
Other expenses		
Amortization of property and equipment	74.5	45.2
Advisory fees (note 14)	8.5	8.2
Other	6.6	5.4
	89.6	58.8
Income before interest expense and income tax expense (recovery) and non-controlling interest	61.9	55.8
Interest expense, net (note 11)	71.1	71.0
Income (loss) before income tax expense (recovery) and non-controlling interest	(9.2)	(15.2)
Income tax expense (recovery) (note 7)		
Current	(1.1)	0.2
Future	(6.0)	(7.8)
	(7.1)	(7.6)
Net income (loss) before non-controlling interest	(2.1)	(7.6)
Non-controlling interest	(0.3)	(1.1)
Net income (loss) for the year	$ (1.8)	$ (6.5)
Basic and diluted net income (loss) per unit (note 12)	$ *(0.17)*	$ *(0.22)*

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(in millions of Canadian dollars)	2004	2003
Deficit – beginning of year, as previously reported	$ (71.0)	$ (37.5)
Change in accounting policy for exchangeable shares (note 2)	–	2.5
Change in accounting policy for unit-based compensation (note 2)	(0.3)	–
Deficit – beginning of year, as restated	(71.3)	(35.0)
Net income (loss) for the year	(1.8)	(6.5)
Distributions in the year	(21.4)	(16.5)
Accretion of convertible debenture issuance costs (note 9)	(1.4)	(1.4)
Distributions on convertible debentures (note 9)	(11.6)	(11.6)
Deficit – end of year	$ (107.5)	$ (71.0)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(in millions of Canadian dollars)	2004	2003
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income (loss) for the year	$ (1.8)	$ (6.5)
Items not affecting cash		
Amortization of property and equipment	74.5	45.2
Non-controlling interest	(0.3)	(1.1)
Future income taxes	(6.0)	(7.8)
Other	3.7	3.5
Changes in non-cash working capital (note 13)	15.7	(0.1)
	85.8	33.2
INVESTING ACTIVITIES		
Acquisitions (note 3)	–	(50.0)
Additions to property and equipment	(26.6)	(58.1)
Proceeds from sale of property and equipment	0.1	0.2
Other assets	(6.8)	(9.1)
	(33.3)	(117.0)
FINANCING ACTIVITIES		
Distributions	(21.4)	(16.5)
Dividends on exchangeable shares	(2.5)	(1.9)
Convertible debentures distributions	(11.6)	(11.6)
Net proceeds from (payments to) affiliates (note 15)	(11.4)	11.4
Repurchase of debentures for cancellation	–	(162.2)
Repayment of debentures	–	(150.0)
Net proceeds from mortgages	160.0	335.0
Repayment of mortgages	(51.0)	–
Repayment of mezzanine loan	(24.2)	–
Mortgage principal payments	(13.8)	(7.6)
Increase (decrease) in bank loans	(59.9)	59.9
Other	(0.1)	(0.3)
	(35.9)	56.2
Translation adjustments affecting cash and cash equivalents	(0.7)	0.7
Increase (decrease) in cash and cash equivalents during the year	15.9	(26.9)
Cash and cash equivalents – beginning of year	19.3	46.2
Cash and cash equivalents – end of year	$ 35.2	$ 19.3
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	$ 0.7	$ 2.4
Interest paid	65.2	57.7

The accompanying notes are an integral part of these consolidated financial statements.

DECEMBER 31, 2004 AND 2003 (in millions of Canadian dollars, except per unit amounts)

Note 1. BASIS OF PRESENTATION

Legacy Hotels Real Estate Investment Trust ("Legacy"), is an unincorporated closed-end real estate investment trust created by a declaration of trust dated as of September 11, 1997, as amended on October 22, 2004 (the "Declaration of Trust"). Legacy commenced its operations on November 10, 1997 upon the completion of its initial public offering and a simultaneous offering of Series 1 Debentures. Upon the completion of these offerings, Legacy acquired interests in 11 first-class and luxury full-service business hotels (the "Initial Hotel Portfolio") from a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). Legacy has since acquired interests in 13 additional hotel properties.

All of Legacy's properties are managed by subsidiaries of FHR under management agreements. In addition, FHR provides operational and administrative services to Legacy under an advisory agreement. All transactions under such agreements between Legacy and FHR are described in note 14. On September 13, 2004, FHR sold 12 million of its Legacy units reducing FHR's equity investment in Legacy from approximately 35% to 23.7%.

The operations of Legacy, including its strategy, investments and management, are subject to the general direction and control of its trustees (the "Trustees"). A majority of the Trustees must be independent of Legacy and FHR or any of their affiliates.

The hotel portfolio consists of 24 hotels of which 22 are located in 14 Canadian cities throughout nine provinces. The remaining two hotels are located in Washington, D.C. and Seattle, Washington. The properties are owned by Legacy except for Delta Calgary Airport, Delta Halifax, Delta Barrington, Delta Beauséjour, Delta Ottawa Hotel and Suites and The Fairmont Olympic Hotel, Seattle, in which Legacy holds long-term leasehold interests.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect the following policies:

Principles of consolidation

The consolidated financial statements include the results of operations of Legacy and its subsidiaries, all of which are wholly-owned by Legacy.

Foreign currency translation

Foreign currency assets and liabilities of Legacy's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of self-sustaining subsidiaries, where the functional currency is other than the Canadian dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included under unitholders' interest as foreign currency translation adjustments.

Revenue recognition

Revenues are generated primarily from room occupancy and food and beverage services. Revenues are recognized when services are provided and ultimate collection is reasonably assured.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.

Property and equipment

Property and equipment are recorded at cost. Legacy's policy is to capitalize major renewals and replacements and interest incurred during the renovation period of major renovations to existing facilities. Interest is capitalized based on the borrowing rate of debt for the project or if no specific financing is obtained, Legacy's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Amortization is provided on a straight-line basis at rates designed to write off the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including renewal options, and the economic life of the building.

The annual rates of amortization are as follows:

Buildings	40 years
Furniture, fixtures and equipment	5–17 years
Leasehold interests	over the term of the leases

In 2003 and previous years, Legacy amortized buildings using the sinking-fund method. Under the sinking-fund method, the cost of a building was amortized over a maximum period of 40 years in a series of annual instalments increasing at the rate of 5%, compounded annually.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net identifiable assets acquired in a purchase business combination accounted for under the purchase method.

Goodwill is subject to impairment tests on at least an annual basis. Legacy performs such impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss, measured as the amount by which the carrying amount of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of operation.

Long-lived assets

Effective January 1, 2003, Legacy adopted the recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale are classified as held for sale. The related results of operations from these properties classified as held for sale are reported in discontinued operations, if certain criteria are met with reclassification of prior year's related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Debt discount and other issuance expenses

Debt discount and other issuance expenses are included in other assets and amortized into interest expense over the terms of the related debt.

Income taxes

Legacy is taxed as a mutual fund trust for income tax purposes. Pursuant to the Declaration of Trust, all of the taxable income earned directly by Legacy in the year is distributable to unitholders and such distributions are deducted for income tax purposes. Consequently, no provision for income taxes under the liability method of accounting for income taxes is required for Legacy.

Legacy's subsidiaries are corporations subject to income taxes. These subsidiaries also use the liability method to account for income taxes, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively-enacted income tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be settled or realized. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Financial instruments

Legacy may use derivative products from time to time to hedge its exposure to interest rate movements on underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments.

At the inception of a hedge, Legacy documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Legacy assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, Legacy records any changes in fair value related to the portion of the derivative instruments that is no longer deemed to be effective or does not meet the criteria of a hedge in the consolidated statements of operations.

Unit options

Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively without restatement and resulted in a charge to deficit of $0.3, and an increase in contributed surplus of $0.3 as at January 1, 2004.

The pro forma effects of unit-based compensation for options granted on or after January 1, 2002 and prior to January 1, 2004 are provided in note 10. Any cash paid by the employee on the exercise of unit options is credited to unitholders' interest.

Net income or loss per unit

Net income or loss per unit is calculated using the weighted-average number of units outstanding during the year. The dilutive effect on net income per unit resulting from the options outstanding under the unit option plan is calculated using the treasury stock method.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in 2004.

Changes in accounting policies

Amortization of long-lived assets

Effective January 1, 2004, Legacy adopted the new recommendations of the CICA with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial statements in accordance with GAAP. As a result of these new recommendations, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be acceptable under GAAP. Previously, buildings were amortized using the sinking-fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual instalments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and had the effect of reducing net income in 2004 by approximately $21.0.

Unit-based compensation

Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively without restatement and resulted in a charge to deficit of $0.3, and an increase in contributed surplus of $0.3 as at January 1, 2004.

Exchangeable shares

On January 19, 2005, the CICA issued Emerging Issues Committee Abstract 151 ("EIC-151") relating to the accounting for exchangeable securities issued by subsidiaries of income trusts. EIC-151 provides that specific conditions must be met in order to include exchangeable securities issued by subsidiaries of income trusts as part of unitholders' equity. If the specific conditions are not met, the exchangeable securities must be presented as non-controlling interest or debt, depending on the circumstances. EIC-151 must be applied retroactively, with restatement of prior periods.

Notwithstanding that Legacy's exchangeable shares have substantially the same rights as the Trust's units in terms of distributions, voting rights and residual equity, the exchangeable shares do not meet the specific conditions contained in EIC-151. Previously, these exchangeable shares of $126.4 were treated as part of unitholders' interest. This change in accounting policy was applied retroactively. Accordingly, as at January 1, 2003, unitholders' equity was reduced by $126.4, the deficit was reduced by $2.5 and non-controlling interest of $123.9 was set up on the balance sheet. This change also resulted in additional net income of $1.3 for the year ended December 31, 2004 and $1.9 for the year ended December 31, 2003.

Pending accounting policy changes

The following are upcoming changes to Canadian GAAP that will have an impact on our financial statement presentation. Details on these and any other recent account changes can be found on the web site of the Accounting Standards Board of Canada at www.acsbcanada.org.

Liabilities and equity

Effective January 1, 2005, Legacy will adopt the CICA's new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. As a result of these new guidelines, convertible debentures currently presented as equity on Legacy's balance sheet will be reclassified as debt. Correspondingly, interest paid on the convertible debentures will be presented on Legacy's consolidated statements of operations as opposed to its current presentation on the consolidated statements of deficit. These presentation changes will have no impact on Legacy's cash flow, distributable income or net income per unit. This change will be applied retroactively.

Note 3. ACQUISITIONS

On August 1, 2003, Legacy acquired a leasehold interest in the building of the Olympic Hotel in Seattle, Washington plus related furniture, fixtures and equipment. The hotel was acquired for a purchase price of $138.8 plus $3.6 in closing costs and the assumption of $2.0 in working capital. The purchase was partially satisfied by the assumption of an existing mortgage in the amount of US$44.0, the issuance of a US$20.0 note and the use of a deposit in the amount of US$4.0 made in November 2002 and the balance was paid in cash. Following its acquisition, this hotel was renamed The Fairmont Olympic Hotel, Seattle.

The purchase price of this acquisition was allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price was allocated as follows:

Working capital	$	2.0
Building		127.1
Furniture, fixtures and equipment		15.3
Mortgage and long-term debt		(88.8)
		55.6
Deposit made in November 2002		(5.6)
	$	50.0

The building is being amortized over the life of the lease as at the date of acquisition, which was 37 years.

Note 4. PROPERTY AND EQUIPMENT

	2004			2003		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Land	$ 180.6	$ –	$ 180.6	$ 183.4	$ –	$ 183.4
Buildings	1,556.5	(108.4)	1,448.1	1,561.7	(63.6)	1,498.1
Furniture, fixtures and equipment	260.9	(126.2)	134.7	250.0	(98.2)	151.8
Leasehold interests	25.0	(8.0)	17.0	24.7	(7.8)	16.9
	$ 2,023.0	$ (242.6)	$ 1,780.4	$ 2,019.8	$ (169.6)	$ 1,850.2

Note 5. BANK LOANS

Legacy has a secured, revolving credit facility totalling $90.0 (2003 – $90.0) designed to provide financing for operations, acquisitions and other capital investments. The credit facility is secured by eight of Legacy's properties. As at December 31, 2004, there are no loan amounts drawn on this facility (2003 – $59.9). Letters of credit amounting to $5.0 (2003 – $2.3) are outstanding at December 31, 2004 against this facility.

Note 6. LONG-TERM DEBT

	2004	2003
8.50% mezzanine loan, due February 2005	$ –	$ 26.0
6.84%, mezzanine loan, due May 2006	2.2	4.0
Floating rate, mortgage payable, due July 2006	–	56.7
Floating rate, mortgage payable, due February 2007	91.0	91.0
7.16%, mortgage payable, due February 2008	18.5	18.9
6.84%, mortgage payable, due October 2008	56.9	61.1
7.05%, mortgage payable, due February 2009	58.9	59.7
6.23%, mortgage payable, due June 2009	45.0	–
5.65%, mortgage payable, due December 2009	60.5	–
Floating rate, mortgage payable, due December 2009	14.5	–
7.58%, mortgage payable, due March 2010	40.9	41.8
7.58%, mortgage payable, due March 2010	12.9	13.2
11.00%, mortgage payable, due March 2010	6.5	6.8
7.86%, mortgage payable, due March 2011	73.5	74.9
8.54%, mortgage payable, due March 2011	105.3	107.0
7.96%, mortgage payable, due November 2011	155.2	157.7
7.68%, mortgage payable, due June 2012	18.5	18.7
7.64%, mortgage payable, due February 2013	73.7	74.7
8.04%, mortgage payable, due February 2014	16.7	17.0
6.91%, mortgage payable, due April 2014	39.6	–
	890.3	829.2
Less: Current portion of long-term debt	15.1	13.4
	$ 875.2	$ 815.8

Long-term debt is payable over the next five years and thereafter as follows:

2005	$	15.1
2006		16.4
2007		108.6
2008		87.4
2009		180.3
Thereafter		482.5
	$	890.3

Mortgages payable

In December 2004, Legacy secured a four and one half year $45.0 mortgage on The Fairmont Palliser bearing an effective interest rate of 6.2% and a five-year US$62.0 mortgage on The Fairmont Olympic Hotel, Seattle bearing an effective interest rate of approximately 5.4%. Proceeds from the new financings were used to repay bank loans and debt in respect of the Seattle property. In connection with the Seattle refinancing, Legacy incurred foreign exchange losses of US$0.6 and charges of US$0.4 associated with the mortgage prepayment that were fully expensed in 2004.

On March 31, 2004, Legacy secured a ten-year, $40.0 mortgage on the Sheraton Suites Calgary Eau Claire. The mortgage bears interest at an annual effective rate of 6.9%.

In December 2003, Legacy entered into seven mortgage financings with certain Canadian financial institutions for aggregate gross proceeds of $335.0. Legacy granted mortgages on seven of its properties – The Fairmont Waterfront, The Fairmont Hotel Macdonald, Delta Toronto East, Fairmont Château Laurier, Fairmont The Queen Elizabeth, Delta Centre-Ville and Delta Halifax. With the exception of Fairmont The Queen Elizabeth, the terms of the mortgages vary from four to ten years and carry rates of interest ranging from 7.05% to 8.04%. The mortgage of $91.0 secured by Fairmont The Queen Elizabeth matures February 1, 2007 and bears interest at bankers' acceptances plus 309 basis points. Legacy entered into an interest rate contract to cap the combined rate on this mortgage at 11.0% through to maturity.

Mortgages payable are also secured by the assets of The Fairmont Royal York, Fairmont Le Château Frontenac, The Fairmont Empress, Delta Centre-Ville, Sheraton Suites Calgary Eau Claire, The Fairmont Washington, D.C., The Fairmont Olympic Hotel, Seattle and The Fairmont Palliser. Interest is compounded semi-annually and payable monthly, except for the mortgages payable and the mezzanine loans secured by The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle, which are denominated in US dollars with interest compounded monthly on a 360-day basis and payable monthly.

As at December 31, 2004, $134.1 (2003 – $147.8) of Legacy's long-term debt is denominated in US dollars.

Debentures

Approximately $312.2 of the proceeds from the refinancing transactions mentioned above were used to repay the maturing face amounts of Legacy's Series 2A and 3 Debentures and the redemption price of its Series 1C, 1D and 2B Debentures that had been called for redemption. A one-time call premium charge of $9.8 was included in net interest expense for 2003. The costs associated with the refinancing transaction amounted to $6.7, and are being amortized over the terms of the mortgages.

Note 7. INCOME TAXES

Legacy's corporate subsidiaries account for income taxes under the liability method as described in note 2. These companies were subject to tax on taxable income in 2004 at an average income tax rate of approximately 36% (2003 – 37%). Current taxes consist mainly of the large corporations tax expense. To the extent that any Part VI.1 taxes are paid, a deduction in determining taxable income equal to 9/4 of the Part VI.1 taxes is available (proposed draft legislation effective for the 2003 and subsequent taxation years increases the deduction in determining taxable income to three times the Part VI.1 taxes payable).

As at December 31, 2004, Legacy's subsidiary corporations had approximately $44.3 (2003 – $41.6) of non-capital losses available to reduce future taxable income through 2024. Valuation allowances totalling $6.4 have been recorded as at December 31, 2004 against future tax assets of $18.1.

Note 8. NON-CONTROLLING INTEREST

In accordance with EIC-151, the exchangeable shares are accounted for as non-controlling interest. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable by a subsidiary as a result of paying these dividends. After a minimum holding period of five years, ending January 31, 2006, each exchangeable share is redeemable by the holder at the fair market value of a Legacy unit. The redemption shall be satisfied by the delivery of one unit for each share exchanged. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. As at December 31, 2004 and 2003 there were 14.7 million exchangeable shares outstanding.

Note 9. UNITHOLDERS' INTEREST

Each unit represents a unitholder's proportionate undivided beneficial interest in Legacy and confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by Legacy and, in the event of termination of Legacy, in the net assets of Legacy remaining after satisfaction of all liabilities. As at December 31, 2004 and 2003 there were 89.4 million units outstanding.

Legacy has a distribution reinvestment plan, which permits participants to acquire additional units of Legacy by reinvesting cash distributions paid on units they hold.

Convertible debentures

In 2002, Legacy issued $150.0 in principal amount of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date.

The Convertible Debentures are classified as equity on the consolidated balance sheets since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings. Upon the adoption of CICA Handbook Section 3860, "Financial Instruments" effective January 1, 2005, the Convertible Debentures will be retroactively classified as long-term debt, and interest payments will be charged to operations.

Note 10. UNIT OPTION PLAN

Under Legacy's unit option plan, options may be granted to certain key employees, Trustees and employees and directors of its affiliates to purchase units of Legacy at a price not less than the market value of the units at the grant date. As at December 31, 2004, pursuant to the plan, there were 4,687,224 (2003 – 4,722,224) options to acquire units outstanding. These options expire ten years after the grant date, from November 2007 to February 2014. Options vest at the rate of 50% after two years from the grant date and the balance one year thereafter. The maximum number of units reserved for issuance under the plan is 5,924,449. During 2004, 25,000 new options were granted (2003 – 7,500).

	2004		2003	
	Number of units (thousands)	Weighted-average exercise price	Number of units (thousands)	Weighted-average exercise price
Outstanding – beginning of year	4,722	$ 9.31	4,715	$ 9.31
Granted	25	7.18	7	6.06
Exercised	–	–	–	–
Cancelled	(60)	9.13	–	–
Outstanding – end of year	4,687	$ 9.30	4,722	$ 9.31
Exercisable – end of year	4,655	$ 9.31	4,688	$ 9.32

Information relating to unit options outstanding as at December 31, 2004 is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of options outstanding (thousands)	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of options exercisable (thousands)	Weighted-average exercise price
$5.65 – $6.75	307	4.0	$ 6.13	300	$ 6.13
$7.18 – $8.90	898	5.3	8.42	873	8.46
$9.80 – $9.95	3,482	2.8	9.80	3,482	9.80
	4,687	3.4	$ 9.30	4,655	$ 9.31

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net income (loss) and basic and diluted net income (loss) per unit would not have been affected.

Note 11. INTEREST EXPENSE, NET

	2004	2003
Mortgage interest	$ 62.1	$ 36.0
Interest on Debentures	–	18.9
Bank loans	9.2	6.9
Call premium charge	–	9.8
	71.3	71.6
Less		
Capitalized interest	–	0.2
Interest income	0.2	0.4
	0.2	0.6
	$ 71.1	$ 71.0

Note 12. NET INCOME (LOSS) PER UNIT

Net income (loss) per unit is based on the net income (loss) available to unitholders divided by the weighted-average number of units outstanding during the year.

	2004	2003
Net income (loss)	$ (1.8)	$ (6.5)
Accretion of Convertible Debenture issuance costs	(1.4)	(1.4)
Distributions on Convertible Debentures	(11.6)	(11.6)
Net income (loss) available to unitholders	(14.8)	(19.5)
Weighted-average number of units outstanding (millions)	89.4	89.4
Basic and diluted net income (loss) per unit	$ (0.17)	$ (0.22)

For the years ended December 31, 2004 and 2003, debentures convertible into 17.1 million units and exchangeable shares convertible into 14.7 million units, and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

Note 13. CHANGES IN NON-CASH WORKING CAPITAL

	2004	2003
Decrease (increase) in accounts receivable	$ 9.7	$ 5.3
Decrease (increase) in inventory	0.4	(0.2)
Decrease (increase) in prepaid expenses	1.1	(1.9)
Increase (decrease) in accounts payable and accrued liabilities	4.5	(3.3)
	$ 15.7	$ (0.1)

Note 14. AGREEMENTS

Management agreements

Legacy entered into long-term management agreements in November 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), a subsidiary of FHR, to manage the Initial Hotel Portfolio, with an initial term of 50 years and renewal periods of 25 years, exercisable at the option of CPHMC.

Delta Hotels Limited ("Delta"), a subsidiary of FHR, provides management services for four of the hotels in the Initial Hotel Portfolio and seven other Delta branded hotels under separate management agreements.

Fairmont Hotels Inc., a subsidiary of FHR, together with its wholly-owned subsidiaries ("Fairmont"), provides management services for the remaining seven hotels in the Initial Hotel Portfolio and five other Legacy properties under separate management agreements. In addition, Fairmont provides management services to CPHMC for The Sheraton Suites Calgary Eau Claire.

Pursuant to these management agreements, CPHMC, Fairmont and Delta are entitled to a base management fee and an incentive management fee. The base management fee ranges from 2% to 3% of total hotel revenues. For the hotels included in the Initial Hotel Portfolio, the incentive fee is based on both the profitability of each of the hotels and the overall profitability of the Initial Hotel Portfolio. The incentive fee is calculated based on net operating income from hotel operations plus amortization less the capital replacement reserve, in excess of a threshold amount. In the event that the overall profitability of the Initial Hotel Portfolio does not exceed that target, the aggregate incentive fee determined on the profitability of each hotel that would otherwise be payable may be deferred. Such deferred incentive fee may become payable in a future year. For the 13 hotels acquired after the Initial Hotel Portfolio, the incentive fee is based on the profitability of each hotel and is calculated on a basis similar to the incentive fee calculation for the Initial Hotel Portfolio.

The management agreements for The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle include a provision for an additional special incentive fee. Under the terms of these agreements, the hotels are required to pay, in the first three years of the agreement, an amount by which net operating income exceeds a specified threshold. No amounts for special incentive fees have been payable to date through December 31, 2004.

Advisory agreement

Legacy entered into an Advisory Agreement in November 1997, as amended December 2000, with CPHMC to provide operation and administrative services to Legacy and to advise the Trustees regarding major decisions. The initial term was extended to 11 years and will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the independent Trustees. This agreement expires in February 2009.

Legacy may terminate the Advisory Agreement for cause (events of default or material breach) at any time; Legacy may also terminate the Advisory Agreement other than for cause at any time upon the approval of two-thirds of the votes cast by the independent Trustees and the approval of two-thirds of the votes cast by the unitholders and upon twelve months notice. Fairmont may terminate the Advisory Agreement at any time upon not less than 120 days notice.

Fairmont is entitled to the following fees under the Advisory Agreement:

- an advisory fee equal to 0.40% of the asset base as defined;
- an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy other than purchased from a related party; and
- a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy, other than to a related party.

Strategic alliance agreement

Legacy and FHR entered into a Strategic Alliance Agreement in 1997, as amended in December 2000, to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. Most of the provisions of the Strategic Alliance Agreement will terminate upon the termination of the Advisory Agreement.

Note 15. RELATED PARTY TRANSACTIONS

Fees charged by CPHMC, Fairmont and Delta during the year were as follows:

	2004	2003
Management fees	$ 23.2	$ 20.3
Advisory fees	8.5	8.2
Acquisition fees	–	0.9
	$ 31.7	$ 29.4

In addition, CPHMC, Fairmont and Delta provide central reservations, sales and marketing, central purchasing, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with management agreements. In 2004, the total amount charged to Legacy by CPHMC, Fairmont and Delta was $23.9 (2003 – $23.9). Included in accounts payable as at December 31, 2004 is $4.1 (2003 – $4.1) owing to Fairmont and Delta.

In August 2003 and December 2002, Legacy entered into long-term, incentive-based management contracts with Fairmont for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., respectively. In connection with Fairmont securing the management contract on these properties, Fairmont agreed to pay an aggregate amount of US$18.0 to Legacy over a three-year period. Legacy deferred the income recognition of this amount and is amortizing it over the lives of the management contracts. This amortization is being applied to reduce management fees expense. At December 31, 2004, Legacy has a receivable from FHR of US$3.5 (2003 – US$11.0) in connection with these management contracts.

In connection with the above transactions, Legacy and FHR entered into reciprocal loan agreements in the aggregate amount of US$86.6. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

A subsidiary of FHR had a 25% participation amounting to $11.4 in Legacy's first mortgage on The Fairmont Olympic Hotel, Seattle at the same rate as the lender. This amount was repaid in 2004. In addition, at December 31, 2003, Legacy had an amount owing to FHR of $11.4, which was classified as "other" under current liabilities. This amount was repaid in 2004.

All related party transactions were recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Related party transactions for employee future benefits are disclosed in note 16.

Note 16. EMPLOYEE FUTURE BENEFITS

Certain employees of subsidiaries of Legacy belong to defined contribution pension plans. Pension costs under these plans equal contributions made during the year. As well, certain employees of subsidiaries participate in various defined benefit plans of FHR. Legacy pays its share of the contributions to FHR. As these contributions are not materially different from the expense, the contributions are expensed as incurred. As at December 31, 2004, Legacy had a future employee benefit liability of $3.1 (2003 – $2.4) relating to its portion of a supplemental pension plan of FHR. This amount is unfunded and guaranteed through a letter of credit of $5.0 advanced by Legacy. In 2004, pension expense totalled $5.1 (2003 – $4.9).

Legacy also provides other post-retirement benefits; primarily life insurance and health care coverage, for certain employees. The costs of these other post-retirement benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of retirement ages of employees and expected health care costs. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments. Actuarial gains and losses and the initial transition obligation as of January 1, 2000 are amortized on a straight-line basis over the expected average remaining service lives of employees. The weighted average discount rate used to determine the benefit obligations as at December 31, 2004 was 5.8% (2003 – 6.0%). The Trust uses a measurement date of December 31 for its other post-retirement benefits.

Benefit obligations

	2004	2003
Change in benefit obligation	**Other**	Other
Benefit obligation – January 1	$ **4.2**	$ –
Service cost	**0.1**	0.1
Interest cost	**0.4**	0.2
Actuarial loss	**0.6**	0.2
Benefits paid	**(0.2)**	(0.2)
Future employee benefit obligation	–	–
Other post-retirement benefit obligations	–	3.9
Benefit obligation – December 31	$ **5.1**	$ 4.2

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 and 2005. The rate was assumed to decrease gradually to 5% by 2010 and remain at that level thereafter.

A 1% change in assumed health care cost trends would have the following effect for 2004:

	1 % increase	1 % decrease
Effect on post retirement benefit obligation	$ 0.1	$ (0.1)

Funded status

All plans for other post-retirement benefits are unfunded.

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2004	2003
	Other	Other
Benefit obligation	$ (5.1)	$ (4.2)
Underfunded status	(5.1)	(4.2)
Unamortized net actuarial loss	0.9	0.2
Unamortized net transitional asset	2.7	2.9
Accrued benefit liability	$ (1.3)	$ (1.1)

The accrued benefit liability is classified as a non-current other liability.

Net periodic cost

	2004	2003
	Other	Other
Service cost	$ 0.1	$ 0.1
Interest cost	0.3	0.2
Actuarial (gains) losses	0.5	–
Difference between actual and recognized actuarial (gains) losses in year	(0.5)	–
Amortization of net transitional obligation	0.2	0.2
Other	–	0.8
	$ 0.6	$ 1.3

Employer contributions in 2004 for these other post-retirement plans totalled $0.2 (2003 – $0.3).

Note 17. FINANCIAL INSTRUMENTS

Fair value

The fair values of accounts receivable, accounts payable and accrued liabilities, and amounts due to FHR approximate their carrying values, due to the relatively short periods to maturity of these instruments.

Legacy has determined the estimated fair value of its long-term debt based on rates currently available to Legacy for long-term borrowings with similar terms and conditions. Based on these estimates, the fair value of Legacy's long-term debt as at December 31, 2004 is $932.8 (2003 – $848.5).

Interest rate risk management

Approximately 90% of Legacy's long-term debt as at December 31, 2004 bears a fixed rate of interest. Legacy has entered into a rate protection agreement such that the interest rate on a $91.0 floating-rate mortgage will not exceed 11% at any time during the term to February 1, 2007.

Credit risk management

Credit risk relates to cash, short-term investments and account receivable balances, and results from the possibility that a counterparty defaults on its contractual obligation to Legacy. This risk is minimized since Legacy deals with banks having an appropriate credit rating and performs ongoing credit evaluations of customers and maintains allowances for potential credit losses.

Note 18. COMMITMENTS AND CONTINGENCIES

Minimum rentals for hotel and equipment leases are as follows:

2005	$ 9.0
2006	8.4
2007	7.8
2008	4.0
2009	3.6
Thereafter	14.0
	$ 46.8

Certain land and building leases are subject to additional rent based on a percentage of operating revenues. In accordance with hotel management agreements, the managers are entitled to reserve 4% to 5% of annual operating revenues as a capital replacement reserve to fund ongoing capital expenditures at the properties. As at December 31, 2004 and 2003, no such reserves were necessary in accordance with hotel management agreements. Contractual commitments in respect of future capital projects totalled $7.8 as at December 31, 2004 (2003 – $3.9).

Note 19. SEGMENTED INFORMATION

Management views operations of the hotels held by Legacy as a single operating segment. As a result, the consolidated financial statements are presented as one reportable segment with revenues disclosed separately for rooms, food and beverage and other, which consists primarily of incidentals.

Geographical information

	Revenues		Property and equipment and goodwill – net	
	2004	2003	**2004**	2003
Canada	**$ 656.4**	$ 599.4	**$ 1,531.9**	$ 1,556.0
United States	**97.6**	64.5	**301.9**	329.6
	$ 754.0	$ 663.9	**$ 1,815.8**	$ 1,885.6

Revenues and assets are allocated to countries based upon the hotels' geographic locations.